================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                         ------------------------------

                              HERCULES INCORPORATED
                                (Name of Issuer)

COMMON STOCK, $25/48 STATED VALUE PER SHARE                   427056106
      (Title of class of securities)                        (CUSIP number)

                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                                 (973) 628-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

                                  MARCH 5, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


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

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 427056106                                             13D                                            Page 2 of 7 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP OPCO HOLDINGS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                            [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES            -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                       10,719,200
     BENEFICIALLY
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING

     PERSON WITH          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                  10,719,200

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.98%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------



-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 427056106                                             13D                                            Page 3 of 7 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP INVESTMENTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC, OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                         10,719,200
      NUMBER OF
        SHARES            -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                                0
     BENEFICIALLY
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                    10,719,200
      REPORTING

     PERSON WITH          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.98%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 427056106                                             13D                                            Page 4 of 7 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                INTERNATIONAL SPECIALTY PRODUCTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                            [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES            -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                       10,719,200
     BENEFICIALLY
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING

     PERSON WITH          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                  10,719,200

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.98%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------


                     This Amendment No. 6 ("Amendment No. 6") amends the statement of beneficial ownership on Schedule 13D ("Schedule 13D") filed on July 24, 2000, as amended by Amendment No. 1 filed on October 11, 2000, Amendment No. 2 filed on January 23, 2001, Amendment No. 3 filed on February 7, 2001, Amendment No. 4 filed on February 20, 2001, and Amendment No. 5 filed on February 28, 2001, by and on behalf of ISP Opco Holdings Inc. ("ISP Opco"), ISP Investments Inc. ("ISP Investments"), and International Specialty Products Inc. ("ISP" and together with ISP Investments and ISP Opco, the "Reporting Persons") with respect to their ownership of common stock, stated value $25/48 per share ("Common Stock"), of Hercules Incorporated (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the
Schedule 13D, as previously amended.

ITEM 4.              PURPOSE OF TRANSACTION

                     On March 5, 2001, Samuel J. Heyman, Chairman of the Board of ISP, sent the following letter to Mr. Thomas Gossage, Chairman, CEO and President of the Company:

Mr. Thomas Gossage
Chairman, CEO and President
Hercules Incorporated
Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001

Dear Tom:

           Just a note to close the loop with you regarding the discussions between our General Counsel, Rich Weinberg, and your David Katz.

           When I received your February 23rd letter, although I do not believe for a minute that we are in any way hindering your efforts to sell the Company, in an effort to bend over backwards, I asked Rich to contact David to see whether there was anything we could do to be helpful. Rich and David met on February 26th and talked on the telephone several days later, during which time we were requested to delay the filing of our preliminary proxy materials.

           We suggested, and quite appropriately I believe, that if you wanted us to delay our filing for some period, we would be willing to accommodate you so long as there was a similar adjustment to the Annual Meeting date. Obviously, we cannot be put in the position of delaying our filing and as a result SEC clearance of our materials while at the same time Hercules reserves its right to press forward with its April 26th Annual Meeting date. And so we were completely floored when David got back to us to indicate that this was apparently what you had in mind.

           Tom, we attempted to respond to your stated concerns, but the upshot of these discussions is that you have left us no alternative but to proceed with our filing, which should take place later today.

                                               Sincerely,

                                               /s./ Samuel J. Heyman

                                      * * *

           ISP HAS FILED A PRELIMINARY PROXY STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION RELATING TO ISP'S SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF THE COMPANY FOR USE AT THE 2001 ANNUAL MEETING. ISP STRONGLY ADVISES ALL HERCULES STOCKHOLDERS TO READ THE FINAL DEFINITIVE PROXY STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. WHEN COMPLETED, THE FINAL DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO ALL HERCULES STOCKHOLDERS AND WILL BE AVAILABLE AT NO CHANGE ON THE SEC WEBSITE AT HTTP:\\WWW.SEC.GOV. THE PRELIMINARY PROXY STATEMENT, CONTAINING INFORMATION RELATING TO THE PARTICIPANTS IN ISP'S PROXY SOLICITATION, IS CURRENTLY AVAILABLE AT TO CHARGE ON THE SEC'S WEBSITE.


             [The remainder of this page intentionally left blank.]











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
                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.



Dated: March 7, 2001

                                   ISP OPCO HOLDINGS INC.
                                   ISP INVESTMENTS INC.
                                   INTERNATIONAL SPECIALTY PRODUCTS INC.

                                   By: /s/ Richard A. Weinberg
                                       ----------------------------------------
                                       Richard A. Weinberg
                                       Executive Vice President,
                                        General Counsel and Secretary
















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